Fort Lauderdale		One Southeast Third Avenue
Jacksonville		28th Floor
Los Angeles		Miami, Florida 33131-1714
Madison
Miami		www.akerman.com
New York
Orlando		305 374 5600 tel 305 374 5095 fax
Tallahassee
Tampa	December 1, 2006
Tysons Corner
Washington, DC
West Palm Beach
John Reynolds, Esq.
Assistant Director
United States Securities and
     Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Coconut Palm Acquisition Corp.
Registration Statement on Form S-4
Filed September 15, 2006
File No. 333-137386
Dear Mr. Reynolds:
     On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated October 28, 2006 regarding the Company’s Form S-4 (File No. 333-137386) (the “Form S-4”). Simultaneously with the submission of this letter, we have filed Amendment No. 1 to the Form S-4 (the “Amendment”).
     Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
General
     1. We note disclosure throughout your document indicating that EBC and its shareholders approved the merger agreement in a June 15 shareholder vote. We further note that a lawsuit has been filed against EBC and its board with relation to the proxy furnished in connection with this shareholder vote. However, it appears that an investment decision has already been made by the shareholders of EBC. Thus, it does not appear that the company could register the transaction on Form S-4, but should rather file a proxy statement on Schedule 14A. Please advise. Also, please discuss whether the company had a valid exemption from registration when offering the securities and, if not, please analyze the company’s potential liability under Section 5. In this regard, an analysis of the nature and number of shareholders whose vote was sought and the information provided to them is warranted. In addition, please add a risk factor discussing the company’s potential

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liability. Further, it appears that a condition to the transactions is that you have filed with the SEC a registration statement. If it is determined that an investment decision has been made, preventing you from consummating this transaction on a Form S-4, clarify if the condition can be waived. Finally, and with respect to the foregoing, we note that Section 6.01 of your Agreement and Plan of Merger states that “[t]he EBC Board shall use all commercially reasonable efforts to solicit and obtain the EBC shareholder approval...[and that] the EBC Board will withhold any recommendation to the EBC Shareholders regarding the Merger.” Please ensure that your response and Form S-4 disclosures reflect this Section.
     Company’s Response
     We have previously responded to this comment in our letter to the Staff dated November 22, 2006.
     2. Your disclosure indicates that you have sought lock-up agreements with several EBC shareholders in connection with your merger agreement. Please provide a legal analysis of the Section 5 implications of these agreements. In responding to this comment your attention is directed to the SEC’s proposed Release 33-7606A (November 13, 1998).
     Company’s Response
     We believe that all shares issued in the merger to EBC shareholders can be registered on the Form S-4 since the lock-up arrangements comply with proposed Rule 159 in Release 33-7606A (November 13, 1998). Proposed Rule 159 rule would allow registration of offers and sales when:
          (i) The lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;
          (ii) The persons signing the agreements own less than 100% of the voting equity securities of the company being acquired; and
          (iii) Votes will be solicited from shareholders of the company being acquired who have not signed the agreements and who would be ineligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D.
     The first condition is satisfied because all of the persons who executed the lock-up agreements were executive officers, directors, affiliates, founders and their family members and holders of 5% or more of the voting equity securities of EBC. Specifically, Univision owns 86.5% of the outstanding EBC Series A preferred stock and 6.47% of the outstanding Class A common stock. Sycamore owns 13.5% of the EBC Series A outstanding preferred stock and 4.94% of the outstanding Class A common stock. John Whitman is an executive officer of the

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general partner of Sycamore. The remaining persons are officers or directors, or are controlled by officers and directors, of EBC. Specifically, Henry Luken III is a director of EBC and Arkansas Media is 41% owned by he Sandra Morton Life Trust, Larry E. Morton, EBC Director and President, as trustee, 33% owned by the Mindy L. Hooper Life Trust, Max Hooper, Director and Senior Vice President, as trustee and 25.5% owned by the Judith Fess Life Trust, Gregory W. Fess, EBC Director and Senior vice President, as trustee.
     The second condition is satisfied because the persons signing the lock-up agreements own less than 100% of the voting equity securities of EBC. The lock-up agreements represent in the aggregate 38% of the outstanding EBC Class A common stock and 100% of the outstanding EBC Class B common stock and EBC Class A preferred stock. Each class of outstanding EBC Capital stock is required to approved the merger. Although the lock-up agreements represent 100% of the outstanding EBC Class B common stock and EBC Series A preferred stock, they represent only 38% of the total outstanding shares of EBC Class A common stock.
     The third condition is satisfied because the private placement exemptions contained in Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D would not be available due to the large number of holders of EBC Class A common stock that did not sign the lock-up agreements. There are 398 holders of Class A common stock that did not sign the lock-up agreements.
     Further, as stated in the proposing release, the last two conditions are meant to assure that registration is required to accomplish the business combination. Accordingly, since the merger could not be accomplished without registering the shares to the holders who did not sign the lock-up agreement, we believe the last two conditions are satisfied.
     3. We note a statement on EBC’s website that, your “stations give [you] a broadcast footprint that reaches almost 14% of the total population, with approximately $2 billion in television advertising revenue once [your] current expansion plans are complete.” (http://www.ebcorp.net/philosophy) Please ensure that these plans, and the disclosures regarding market size, are appropriately reflected in your Form S-4. In addition, please revise to include a discussion of the Retro Television Network and its relationship to EBC. In this regard we note that Mr. Morton’s employment agreement authorizes him “to continue to serve as Chairman of Retro Television, LLC and be an equity owner of the stock.” Please ensure that any discussion also addresses any conflicts associated with Mr. Morton’s involvement with Retro. Alternatively, advise us why no such revision is warranted.
     Company’s Response
     A discussion of EBC’s broadcast footprint reaching approximately 14% of the total population was and continues to be disclosed in “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Coconut Palm — Developments in Finding Suitable Business Combination Partner” beginning on page 148. EBC is in the process of updating its website to reflect the current number of stations and coverage and also to delete the

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reference to anticipated market revenue of approximately $2 billion. We have improved the disclosure under “Certain Relationships and Related Transactions – EBC – Retro Television Network” (page 179 of the Amendment), that Larry Morton will be the combined company’s President and that Retro Television Network (“RTN”) also receives a royalty fee from EBC from revenue received from non-EBC stations that utilize the concept. We have also added disclosure concerning the alignment of interests between the combined company and RTN. It is noted that RTN was not one of the assets that Holt appraised in determining their value of the company.
     4. In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. In addition, please include a discussion of the effect that these provisions will have upon the stockholder’s rights to receive their portion of the trust in the event of liquidation. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.
     Company’s Response
     We have revised the disclosure as requested on page 41.
     5. Please disclose an estimate of the costs required to consummate the acquisition. In addition, provide disclosure detailing the steps taken by the company to date to reach agreement with service providers on the deferral of fees. Elsewhere in the prospectus, such as the MD&A section, please specifically describe the actual expenses, including current liabilities, and compare these amounts to the expenses described in use of proceeds for the funds not held in trust in Coconut Palm’s Form S-1. In the MD&A section or in another appropriate section, please discuss in detail the use of proceeds by Coconut Palm once such proceeds are released to the company. Please indicate whether expenses incurred by Coconut Palm while pursuing the business combination will be paid out of the trust proceeds when the proceeds are released to the company. Also discuss any liabilities that will be paid from the trust proceeds along with any fees. We may have further comment.
     Company’s Response
     We have revised the disclosure as requested on pages 149-151.

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Cover Page
     6. Please revise your cover page to clarify the total consideration being paid to acquire Equity Broadcasting Corporation (“EBC”). For example, in the second paragraph you state that you will deliver, in addition to issuing shares and assuming options, “$25 million in cash and $15 million in EBC assets and assume up to $84 million in EBC debt.” However, in the same paragraph you state that the Series A Preferred Shareholders will receive an aggregate of $40 million in cash and EBC assets. Is this $40 merely the $25 million in cash plus the $15 million in assets from your first sentence? If so, please clarify. In addition, please include dollar values associated with the per-share and aggregate total consideration being offered in the merger.
     Company’s Response
     We have revised the cover page to clarify the total consideration being paid to acquire EBC, and have included a more detailed breakdown of the amount of shares (with corresponding dollar values), assets and debt amounts which comprise the total consideration.
Cover Letter
     7. In discussing the consideration being issued to EBC, we note your disclosure, here and elsewhere, that you “will issue a combination of shares of common stock, preferred stock and replacement options as well as deliver $25 million in cash and $15 million in EBC assets and assume up to $84 million in EBC debt as the merger consideration. Specifically, each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock ...” We are of the view that more definitive language is appropriate with regards to the total number of shares being issued in the transaction and the aggregate dollar value of these shares. Please revise as appropriate. If the consideration is subject to adjustment, please include a statement describing these adjustments and the effect that it will have on the consideration paid.
     Company’s Response
     We have revised the cover letter and other pages of the Amendment (pages 1, 6, 10 and 44) to clarify the total consideration being paid to acquire EBC, and have included a more detailed breakdown of the amount of shares (with corresponding dollar values), assets and debt amounts which comprise the total consideration. We have also included a discussion of how these amounts are subject to adjustments.
     8. We note your statement, here and elsewhere, that part of the consideration being paid to EBC shareholders is the delivery of two existing stations. In all appropriate sections, including your discussion of the purchase price and management’s discussion and analysis, please: (1) discuss these two stations – stating their market and their position in their market; (2) describe how these stations were valued, including how the investment banking opinions address the valuation of these stations; and (3) if material, clarify the

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impact that these stations have had, or would have had, on your results of operations, liquidity and financial position. If the company determines that these stations are immaterial, please state so in your Form S-4 discussion.
     Company’s Response
     We have revised the discussion of the purchase price in the sections “Agreement and Plan of Merger — Purchase Price Payment” beginning on page 44 and EBC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC — EBC Overview” beginning on page 119 to address the Staff’s comment.
     9. Please clarify your disclosure, here and throughout, to indicate whether, in addition you concluding that the merger was fair and in the best interests of the corporation, your board also concluded that the merger met the requirements specified in the Form S-1 including the 80% fair market value requirement. If the board made such determination, in an appropriate section of the prospectus, such as page 75, please explain how the board calculated the amount.
     Company’s Response
     We have added disclosure in the cover letter and in “Merger Proposal – Coconut Palm’s Reasons for the Merger” beginning on page 74 that the board concluded that the merger with EBC satisfied the target requirements set forth in Coconut Palm’s Form S-1, including that EBC’s fair market value as the target business will be at least equal to 80% of Coconut Palm’s net assets.
     10. Please revise your disclosure to indicate whether the May 19, 2006 Morgan Joseph opinion was obtained before the board vote to approve the merger and/or the signing of the merger agreement. In addition, please revise to clarify any interests Morgan Joseph may have in the merger transaction.
     Company’s Response
     We have added disclosure in the cover letter and in the section “Merger Proposal – Coconut Palm Fairness Opinion” beginning on page 76 to clarify when the opinion from Morgan Joseph was delivered in connection with the execution of the merger agreement. Morgan Joseph’s interest in the merger has also been clarified.
Questions and Answers About the Proposal, page 1
     11. Please provide additional disclosure in response to “Who is EBC?” in your Questions and Answers section. In this regard your attention is directed to Item 3(b) of Form S-4.

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     Company’s Response
     We have added disclosure on page 1 pertaining to the business and operations of EBC under “Who is EBC?”.
     12. Please state the aggregate dollar value of the shares being issued for the accrued and unpaid dividends associated with the EBC Series A preferred stock. In addition, please clarify how these dividends were treated for the purposes of determining the fair market value of the company, and the purchase price paid for the company in all appropriate sections.
     Company’s Response
     In response to prior comments from the Staff regarding the presentation of the total consideration being issued under the merger, we have identified the value of the shares being issued to Sycamore and Univision in exchange for the accrued and unpaid dividends associated with EBC Series A preferred stock. See the cover page of the Amendment, letter from chairman, and pages 1-2, 10-11 and 44-45. These values are part of the total consideration reflected in our discussions on such referenced pages.
     13. Please clarify the rights – including, but not limited to, voting, conversion, interest, priority, transfer restrictions, etc. of the Coconut Palm Series A preferred stock as they appear to be different from your common stock.
     Company’s Response
     We have added a reference on page 2 that a detailed description of the rights of holders of Coconut Palm Series A preferred stock can be found in “Description of Coconut Palm Securities – Preferred stock” beginning on page 184.
     14. Please state the date of the merger agreement — along with any amendments thereto, in the paragraph under “The Merger Proposal” on page 1.
     Company’s Response
     We have added the dates of the merger agreement and the amendments thereto in the first sentence under the section “The Merger Proposal” on page 1.
     15. We note your disclosure on page 2 that, if the settlement and buyout agreement between EBC and Arkansas Media, LLC. is approved, Arkansas Media will “receive $3,200,000 cash, and 640,000 newly issued shares of EBC’s Class A common stock ...” Please clarify how the company has presented this potential settlement in its Form S-4. For example, clarify whether these items are reflected in the purchase price and how this potential liability was treated for purposes of valuing the company. In addition, please clarify whether your S-4 also covers these 640,000 shares of stock. If so, please provide an analysis supporting your position. In addition, please clarify whether the

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merger agreement is in any way conditioned upon the termination of the management agreement.
     Company’s Response
     As disclosed under “What is being voted on at the EBC special meeting?” on page 3 of the Amendment, the issuance of the 640,000 shares of EBC’s Class A common stock will take place before the merger. Accordingly, as previously disclosed on page 3 of the Amendment, in exchange for the EBC Class A common stock they will receive pursuant to the settlement agreement, the parties to the settlement agreement would receive their pro rata share of the merger consideration, including their pro rata share of the Coconut Palm common stock being registered on the Form S-4.
     Please be advised that the terms of the settlement agreement between EBC and Arkansas Media were agreed to prior to any discussions with Coconut Palm, Coconut Palm did not separately value the potential settlement. Accordingly, we do not believe that additional disclosure is required.
     As disclosed under “Why is EBC proposing the merger and settlement agreement proposals?” on page 3, the merger agreement is conditioned upon the termination of the management agreement.
     16. Please clarify the second sentence in the second paragraph under the question “What vote is required in order to approve the merger at the EBC special meeting.” This sentence reads, “[i]n addition to the approval of all outstanding Class A common shares, the merger proposal must also receive the approval of a majority of a quorum of the shares of Class A common shares held by disinterested parties.” (emphasis added). Please note that similar disclosure is also found on page 51.
     Company’s Response
     We have revised the disclosure as requested on pages 5 and 51.
     17. Please clarify, on page 6 and elsewhere as appropriate, the range of proceeds held in trust that would be available to the company post merger.
     Company’s Response
     We have revised our disclosure on page 7 in response to this comment.
     18. Please clarify your response to the question on page 7 “What happens to the funds deposited in the merger ...” to further describe any outstanding payment obligations of the company to vendors and/or creditors to the extent currently known. Also, please disclose whether the company has the ability to fund these obligations independent from the trust fund. Finally, please clarify how these creditors would be paid in the event that a merger was not consummated.

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     Company’s Response
     We have revised our disclosure on page 7 in response to this comment.
     19. We note your disclosure on page 7 that you will add four additional directors to your board with two of them being designated by representatives of EBC and two of them being designated by representatives of Coconut Palm. As an initial matter, please clarify who the representatives are who will have the power to appoint members of the board. In addition, please clarify the origin of their power to appoint new directors to the board absent a shareholder vote and/or election of the particular board member.
     Company’s Response
     We have revised our disclosure as requested on page 8.
     20. On page 7 you state that “Coconut will be liquidated if ... it does not consummate a business combination by March 14, 2007.” Please clarify throughout the prospectus, whether the company will dissolve prior to a distribution of the trust account and indicate whether there will be any deductions from the trust account prior to or in accordance with such a dissolution and distribution, and if so, specify the types and if possible the amounts involved.
     Company’s Response
     We have revised the disclosure as requested on page 8.
     21. On page 7 you state that if Coconut Palm is forced to liquidate it will distribute the proceeds held in trust “on a pro rata basis to the holders of Coconut Palm’s common stock.” Please revise to clarify whether this includes the publicly held common stock only or, does it also include the shares held by RCPC Investments, LLP?
     Company’s Response
     We have revised the disclosure as requested on page 8.
Summary, page 9
     22. Please provide factual support for the statements that you make regarding EBC —namely that it is “one of the largest networks of television stations in the United States” has a “large platform” and is “well positioned” for the future.
     Company’s Response
     We revised the first sentence under “Equity Broadcasting Corporation” on page 10 to read that EBC “is one the largest owners of television stations in the United States” (emphasis added). This is supported by the BIA Financial Network, Inc. chart of top 10 TV owners by

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number of stations owned on pg. 113, which shows EBC as owning 117 TV stations, second overall in the top 10.
     23. Please clarify the meaning of the third paragraph under “EBC Options” on page 10. It appears that the company is required to assume the outstanding options and issue additional options regardless of the outcome of the vote on this question. Please explain and provide support for your position.
     Company’s Response
     We have revised the disclosure as requested in the section “EBC Options” beginning on page 11.
     24. On page 13, in footnote 3, you disclose that 2 million warrants are held by CPACW LLLP an entity controlled by Mr. Rochon. Please provide further information regarding the ownership of this entity and explain how it came to own these warrants.
     Company’s Response
     We have revised footnote 3 on page 14 to clarify the ownership of the warrants by CPACW, LLLP, and how it is controlled by Mr. Rochon and how CPACW, LLLP came to purchase these warrants.
     25. Please disclose the name of the control person for Sapling, LLC.
     Company’s Response
     We have revised footnote 5 on page 15 to disclose the control person of Sapling, LLC.
Stock Ownership of EBC, page 14
     26. Please revise footnote 2 to your tabular presentation to disclose the control person for Arkansas Media. In addition, to the extent known, please clarify whether Arkansas Media will distribute any shares received as merger consideration to its members following the merger.
     Company’s Response
     As requested, we disclosed in footnote 2 to the table on page 16 that Larry Morton is the sole managing member of Arkansas Media, and that all shares of EBC will be distributed to the trusts either prior to or immediately following the merger.
Interests of Coconut Palm Directors and Officers in the Merger, page 16
     27. Please revise your disclosures here and elsewhere as appropriate, to clarify the relationships between RPCP Investments, CPACW, LLP, Royal Palm Capital

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Management, LLLP, and your officers and directors. In this regard, disclosure concerning: (1) any ownership interests management has in any of these entities, whether direct or indirect; (2) any employment or consulting arrangements management has with these entities; (3) a description of the business activities of these entities; and (4) a clarification of any interests that these entities have in Coconut Palm, is warranted.
     Company’s Response
     We have revised our disclosure as requested in the section “Interests of Coconut Palm Directors and Officers in the Merger” beginning on page 17.
     28. We note your disclosure on page 16 that Royal Palm will receive an advisory fee for merger related services at the closing of the merger. Please revise to disclose the amount of this fee as well as the names of the Royal Palm consultants who performed these services. In addition, please reconcile these payments to your Form S-1 disclosures concerning payments to insiders.
     Company’s Response
     As requested, on page 18 we have disclosed the amount of the Royal Palm advisory fee and the names of the Royal Palm principals who performed the services. We have also explained why Royal Palm is receiving a fee in light of the statements on Coconut Palm’s Form S-1 regarding payments to insiders.
     29. We note your disclosure on page 16 that Mr. Farenhem along with “three additional persons whom Coconut Palm will designate will become directors of the combined company.” Please provide further disclosure concerning the criteria and procedures you will follow for the selection of these directors. In addition, please revise to clarify whether any of these people will have ties to RPCP Investments, CPACW, LLP or RPCP, Investments. Finally, please clarify whether these four people will constitute a majority of the board post merger.
     Company’s Response
     We have revised our disclosure as requested in the section “Interests of Coconut Palm Directors and Officers in the Merger” beginning on page 17.
     30. We note your disclosure that RPCP Investments and CPACW, LLP own shares and warrants that will expire worthless in the event that a merger is not consummated – however, we believe that additional disclosure is warranted so that investors may better understand the conflict addressed. Accordingly, please disclose: (1) the number of shares/warrants held; (2) the current value of the investment using the most recent, practicable, market price; (3) the initial purchase price; and, (4) the expected gain to management in the event that the merger is approved.

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     Company’s Response
     We have revised our disclosure as requested in the section “Interests of Coconut Palm Directors and Officers in the Merger” beginning on page 17.
     31. We note your disclosure that your officers and directors purchased warrants in the open market. Please disclose the dates on which these warrant purchases were made, the prices that were paid, and clarify whether a Rule 10b-1(c) plan was used.
     Company’s Response
     On page 18 we have deleted the statement that Coconut Palm officers and directors purchased warrants in the open market because the only purchases made were made by CPACW, LLLP pursuant to a Warrant Purchase Agreement as reported on Forms 4 filed with the SEC. In response to Comment 24, footnote 3 on page 14 has been revised to reflect the ownership of the warrants by CPACW, LLLP and the details of the Warrant Purchase Agreement.
     32. Please clarify whether any members of Coconut Palm’s management will remain with the company following the merger and disclose their future compensation arrangements. Please note that this should also include any indirect payments.
     Company’s Response
     On page 18 we have clarified which members of Coconut Palm will remain with the combined company following the merger and we have disclosed their future compensation arrangements known at this time, including indirect payments.
Interests of Directors and Officers of EBC in the Merger, page 16
     33. Please clarify the amount of accrued interest associated with the $411,009 note payable to Actron, Inc.
     Company’s Response
     We disclosed in the section “Interests of Directors and Officers of EBC in the Merger” on page 19 the amount of the accrued interest associated with the note payable to Actron, Inc.
     34. On page 17 we note your disclosure that EBC is obligated to “to purchase of one the assets of one, more, or all of the three television stations identified in Section 3 of the settlement agreement...” Please provide additional disclosure concerning this transaction. Without limiting the generality of the foregoing, please disclose the range of potential prices for these stations, the current ownership of these stations and how these stations will be valued for purposes of determining the purchase price.

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     Company’s Response
     We have revised our disclosure as requested on page 19.
     35. We note your disclosure on page 17 that Arkansas Media will transfer its Fort Smith office building in exchange for cash and EBC’s assumption of certain debt. Please disclose the value of the cash consideration and the debt assumed. In addition, please clarify how the property was valued for purposes of this transfer.
     Company’s Response
     We have revised the disclosure as requested on page 19.
Conditions to Coconut Palm’s obligations, page 18
     36. We note that one of the conditions to Coconut Palm’s obligations under the merger agreement is the receipt of an appraisal that values EBC at no less than $300 million. Please clarify whether the company may waive this obligation and clarify the procedures the company will follow if a waiver is required. In addition, please disclose whether the company has obtained such an opinion or is in the process of doing so. In this regard we note disclosure on page 74 suggesting that Holt Media Group did, in fact, provide an appraisal for your assets. Finally in this section, please disclose the valuation provided, name the valuation firm used and include a copy of the opinion as an exhibit. See Item 4(b) of Form S-4 for further information.
     Company’s Response
     We have attached Holt Media Group’s letter report, dated April 12, 2006, which appraises EBC’s total value at $390.4 million, as Annex E-3 to the Amendment. We disclosed on page 73 the appraisal methodology used by Holt Media Group in determining EBC’s total value.
Developments Since Execution of Merger Agreement, page 21
     37. Please reconcile your page 22 disclosure that “EBC’s shareholders will also be asked to ratify a new management agreement between EBC and Arkansas Media” with your disclosure elsewhere that you are canceling this agreement.
     Company’s Response
     We have revised page 24 to clarify that the EBC shareholders will be asked to approve a settlement agreement for the termination of the management agreement.
Selected Historical and Unaudited Pro Forma Financial Information, page 23
     38. Please provide the tabular presentation required by Item 3(g) of Form S-4 or, advise why no revision is necessary.

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     Company’s Response
     Item 3(g) requires a table in comparative columnar form disclosing the market value of the securities of EBC and of Coconut Palm as of the date preceding public announcement of the proposed merger. Since there is no established public trading market for the securities of EBC, we do not believe such a table is necessary.
EBC Selected Historical Financial Data, page 24
     39. We note you have provided adjusted EBITDA as an operational measure. It is not appropriate to use a non-GAAP measure for performance measure purposes. Please revise to remove this non-GAAP performance measure.
     Company’s Response
     We have removed EBITDA from our EBC Selected Historical Financial Data as requested.
Selected Unaudited Pro Forma Combined Financial Information, page 26
     40. Please revise your presentation of pro forma loss per share to reconcile to your pro forma statements of operations presented on page 149.
     Company’s Response
     As requested, we appropriately revised the selected unaudited pro forma combined financial information beginning on page 25.
Comparative Per Share Data, page 27
     41. Please revise to present both basic and diluted per share data for all periods disclosed.
     Company’s Response
     We have revised the Comparative Per Share Data chart as requested beginning on page 27.
     42. Pursuant to Item 301 of Regulation S-K, please revise to present book value per share as of the date for which financial data is presented.
     Company’s Response
     We have revised the Comparative Per Share Data chart as requested beginning on page 27.

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Per Share Market Price Information, page 29
     43. Please disclose the approximate number of holders for each class of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.
     Company’s Response
     As requested, we disclosed the number of holders for Coconut Palm common stock, units and warrants as of November 20, 2006 on page 29.
Risk Factors, page 30
     44. In reviewing your risk factors the staff noted that several risk factors fail to state a conclusion and/or tie the discussed risk into disclosure that would be meaningful to investors. Please revise your risk factor discussion to clarify the risk to the investor.
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” beginning on page 30.
     45. Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” on page 42.
     46. Please include a risk factor that discusses the risk related to an effective registration statement not being in place at the time of warrant exercise. Please ensure that the risk factor discloses that (i) the registrant has no obligation to net cash settle the warrants in the absence of an effective registration statement as disclosed in its Warrant Clarification Agreement, (ii) if the prospectus relating to the common stock to be issued upon the exercise of the warrants is not current the warrants may expire unexercised and worthless and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” on page 42.
     47. Please revise your page 30 risk factor “We depend on our network affiliation with Univision. ...” to disclose the actual number of your television stations which are

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affiliated with Univision and disclose what percentage of revenues and/or profits these stations account for.
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” on page 31.
     48. A significant portion of your disclosure under “Failure to observe governmental rules ...” on page 32, should also be included in your discussion under Regulatory Matters on page 80. This comment is equally applicable to several of the risk factors which follow concerning the Federal Communications Commission and the Communications Act.
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” on page 33 and in the section “Regulatory Matters” on page 80.
     49. Please explain your statement on page 35 that the FCC’s rules “make joint sales agreements for radio stations an attributable ownership interest if the selling station is located in the same market and sells more than 15% of the other station’s weekly advertising time.” In addition, please disclose how many stations that the company will be required to convert into full power digital television stations and state how much the company expects to spend on this process.
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” on page 35.
     50. Please revise your page 36 risk factor “If direct broadcast satellite companies do not ....” to improve its clarity.
     Company’s Response
     We have revised the disclosure as requested in the section “Risk Factors” on page 36.
     51. Please revise your page 36 risk factor “Our substantial indebtedness ...” to disclose the value of your debt, further describe the restrictive covenants in your credit facility and state whether you are in violation of any of these covenants – or have violated them in the past.
     Company’s Response
     As requested, we have revised the risk factor beginning with “Our substantial indebtedness...” on page 36 accordingly.

U.S. Securities and Exchange Commission
December 1, 2006

     52. We note that the risk factor on page 37, regarding the increased costs of being a public company, is a risk that is applicable to all public companies. Please revise to state a specific risk or remove.
     Company’s Response
     As requested, we have removed this risk factor.
     53. Please revise the text of your page 38 risk factor “If third parties bring claims against us ...” to improve its readability. This comment is equally applicable to your page 43 risk factor “Coconut Palm stockholders may be held liable for claims ...”
     Company’s Response
     We have revised the disclosure as requested on page 38 and 41, respectively.
Agreement and Plan of Merger, page 45
     54. Please revise to clarify whether the $277.4 million in purchase price consideration also reflects the assumption of EBC’s outstanding options. In addition, please state the value of these options. Also, in an appropriate part of the prospectus, please include disclosure that supports the valuation.
     Company’s Response
     We have clarified that the outstanding EBC options assumed in the merger are not reflected in the $277.4 million purchase price consideration and we have also added disclosure regarding the value of these options. See the prospectus cover page, the stockholder letter, and pages 2, 11 and 45.
     55. Please revise your disclosure on page 45 under “Closing of the Merger” to indicate the termination date associated with Coconut Palm’s business operations as disclosed on its Form S-1.
     Company’s Response
     We have revised our disclosure as requested on page 45.
     56. We note that the company has obligated itself to issue 2,250,000 options to members of management irrespective of whether the stock option plan is approved. In an appropriate section, please discuss the company’s future plans with respect to non-plan options, including whether there will be any limits on the number of options that may be granted and who, on behalf of the company, will be responsible for approving these grants.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have revised our disclosure as requested on page 49.
Settlement Agreement, page 51
     57. Please revise to disclose who negotiated the settlement agreement with Arkansas Media on behalf of EBC. In addition, please disclose whether a majority of the disinterested members of the EBC board approved entering into this arrangement. In addition, please disclose how the broadcast stations referenced in the third bullet (in Oklahoma and Arkansas, respectively) were valued for purposes of this sale. In addition, please confirm that EBC will not be assuming any liabilities in connection with these purchases and clarify how these purchases will be conducted — i.e., asset purchases, etc.
     Company’s Response
     We have revised our disclosure as requested on pages 50-52.
     58. Please provide a summary of the Arkansas Media management agreement, dated June 1, 1998 that you reference on page 51. In addition, please compare EBC’s then existing obligations under this contract with the consideration being paid to cancel it. In addition, please revise to clarify the ownership of Arkansas Media and fully describe the conflicts of interest referenced in the last paragraph on page 51. Finally, please disclose the amount of accrued but unpaid fees under this agreement as of the most recent practicable date.
     Company’s Response
     We have revised our disclosure as requested on page 51.
     59. Briefly compare the Arkansas Media management agreement to the employment agreements being entered into with your management following the consummation of this merger.
     Company’s Response
     We have revised our disclosure as requested on pages 51 — 52.
     60. Please expand on the business purpose behind the settlement agreement and clarify why it is tied to the approval of the merger agreement. Was this a requirement of EBC or the company? Please explain.
     Company’s Response
     We have revised our disclosure as requested on page 52.

U.S. Securities and Exchange Commission
December 1, 2006

Conditions to the Completion of the Merger, page 52
     61. In an appropriate section, please explain the business purpose of the sale of the two EBC TV stations to Univision.
     Company’s Response
     As requested, we disclosed on page 20 that the business purpose of the sale of the two EBC TV stations to Univision is to help fund the retirement of Univision’s EBC preferred stock.
     62. We note that one of the conditions to the completion of the merger is that holders of not more than 5% of the outstanding stock of EBC shall have demanded appraisal rights under Arkansas law. We also note that the company is the subject of existing litigation concerning its initial shareholder vote to approve the merger transaction. In an appropriate section, please revise to clarify whether the suing shareholder represents greater than 5% of a class of your equity. If so, please clarify whether the company may and will waive this provision.
     Company’s Response
     We disclosed on page 37 that Mr. Bobbitt owns 115,000 shares of Class A common stock, and thus represents less than 5% of any class of EBC equity.
     63. On page 55 we note your disclosure that, following the merger, the company “is required under the merger agreement to adopt a management stock option plan which will provide for the reservation of stock options ...” Please provide additional disclosure concerning this requirement and how it was negotiated. In addition, please clarify whether the company will explicitly ignore a shareholder vote against such a plan.
     Company’s Response
     We have revised the disclosure as requested on page 55.
     64. On page 55 you disclose that you will establish a cash incentive plan for management which will be financed by the proceeds received by the exercise of your outstanding warrants. Please revise to include a statement indicating that there is no guarantee that the warrants will be exercised and clarify the last sentence in the first paragraph under “One-Time Management Incentive Plan,” that “[i]t is anticipated that such warrants will not be exercised unless the per share trading price of Coconut Palm common stock, following the merger, is near or equal to $8.50 per share.” (emphasis added). In addition, please clarify whether bonuses may be paid out in the event that no warrants are exercised. Finally, please clarify how you will treat management warrant exercises in relation to the creation of the bonus pool.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have clarified the first paragraph under “One-Time Management Incentive Plan” on page 56 to indicate that there is no guarantee that the warrants will be exercised, and that in the event no warrants are exercised, the bonus may not be paid. We have also revised the sentence beginning with “It is anticipated that such warrants...” to replace the phrase “near or equal to” with “greater than or equal to” $8.50 per share.
     We have clarified on page 56 that the management warrants will be treated like any other Coconut Palm warrants.
     65. Please clarify the business purpose of the “One-Time Management Incentive Plan” and provide more disclosure about how it will operate. For example, what is the purpose of the incentives?
     Company’s Response
     We have added disclosure relating to the One-Time Management Incentive Plan on pages 19-20 and 56.
     66. Please ensure that a discussion of your “One-Time Management Incentive Plan” is included in your summary and interests of officers and directors, discussions.
     Company’s Response
     We have added a discussion of the One-Time Management Incentive Plan immediately following “Interests of Directors and Officers of EBC in the Merger” in the Summary on page 19.
Management Services Agreement; Conflict of Interest, page 56
     67. Please revise your summary and interests of officers and directors sections to address the management services agreement with Royal Palm. In addition, please disclose whether the initial agreement will be approved by a majority of your disinterested, independent directors, and clarify the types of services that will be provided by Royal Palm. In addition, please disclose whether Royal Palm was your “promoter” and state whether the company is a portfolio company of Royal Palm.
     Company’s Response
     The Summary currently includes a discussion of the management services agreement under “Interests of Coconut Palm Directors and Officers in the Merger”. See page 17. We have revised our disclosure as requested on page 17 to disclose whether the initial agreement will be approved by a majority of our disinterested, independent directors, and the types of services that will be provided by Royal Palm. Please be advised that Royal Palm is not Coconut Palm’s “promoter”. As disclosed in the Form S-1, each of Messrs. Rochon, Ruzika, Ruff, Ferrari and

U.S. Securities and Exchange Commission
December 1, 2006

Ferenhem and RPCP Investments is Coconut Palm’s promoter. There is a management agreement between RPCP Investments and Royal Palm. Coconut Palm is a portfolio company of RPCP Investments, not Royal Palm.
Consulting Agreement, page 58
     68. Please further describe the nature of the consulting service to be provided by Mr. Hooper.
     Company’s Response
     As requested, we disclosed a detailed description of the scope of Mr. Hooper’s services pursuant to the consulting agreement on pages 58-59.
Stock Ownership, page 69
     69. In footnote three to your tabular presentation, you have excluded the 2,000,000 warrants owned by CPACW, LLLP because they are “not known to be exercisable within 60 days.” However, as the September 8, 2006 restriction has already passed, these warrants would appear to be exercisable as soon as the merger is completed. Please revise your disclosure to address. In addition, elsewhere in your document you have stated that the company purchased warrants in the open market, please advise us whether they are also reflected in this table, and, if not, why not.
     Company’s Response
     On page 69, we provided a reference in footnote 3 to the beneficial ownership table set forth on page 173 which reflects the beneficial ownership of the warrants by Mr. Rochon following the consummation of the merger. On page 18 we have deleted the statement that Coconut Palm officers and directors purchased warrants in the open market because the only purchases made were made by CPACW, LLLP pursuant to a Warrant Purchase Agreement as reported on Forms 4 filed with the SEC.
Merger Proposal, page 71
     70. Please discuss whether Coconut Palm in its S-1 registration statement disclosed that it would focus its search for a business in a particular industry.
     Company’s Response
     We did not disclose in our Form S-1 that we would focus our search for a business in a particular industry.
     71. Please disclose the amount of proceeds currently available to the company outside the trust account and state whether that amount is sufficient to meet the company’s currently known liabilities.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We disclosed the amount of proceeds outside of the trust account as of September 30, 2006 in the section “Background of the Merger” beginning on page 70.
     72. We note your disclosure on page 71 that you were “involved in sourcing and evaluating prospective business” that “this activity was a constant occurrence” and that you sourced both “proactively and reactively.” We believe that a more definitive, factual, discussion is in order here. For example, how many entities did you contact, what factors did you consider most relevant to your search, and what caused you to choose this merger over the two targets you had signed letters of intent with, etc. In addition, please clarify that none of these scorned targets have made any claims against you or the trust account.
     Company’s Response
     We have revised our disclosure on page 70 to include a more definitive, factual discussion of our proactive and reactive sourcing and evaluation of prospective business.
     73. Please explain your reference to “proprietary” on page 72.
     Company’s Response
     We revised the sentence beginning with “Based on their experience sourcing investment opportunities...” on page 71 by replacing the word “ ‘proprietary’ “ with the phrase “less competitive”.
     74. We note your disclosure on page 72 that EBC received an unsolicited offer from a special purpose acquisition corporation prior to January 4, 2006. Please clarify whether Coconut Palm was this company and state the date that EBC was initially solicited.
     Company’s Response
     Coconut Palm did not solicit EBC prior to its initial contact date, January 4, 2006.
     75. Please discuss in more detail the history of the transaction on page 72, such as, why EBC approached Beau Ferrari, director of Coconut Palm, and whether EBC and Coconut Palm and each of their officers, directors and shareholders had any prior relationship.
     Company’s Response
     We have revised our disclosure as requested in the section “Background of the Merger” on pages 71-72.

U.S. Securities and Exchange Commission
December 1, 2006

     76. Please explain the meaning of your statement on page 73 that, “[s]ince 2002, EBC has primarily financed its growth by building up stations to profitability and divesting of such stations, as well as borrowing from a line of credit.”
     Company’s Response
     We have revised our disclosure as requested in the section “Background of the Merger” on page 72.
     77. On page 74 you refer to the fact that Coconut Palm matched another potential offer for EBC. Please revise to indicate whether Morgan Joseph, or any affiliate of Coconut Palm, was involved in any way, with this other offer or the unsolicited offer referred to on page 72.
     Company’s Response
     We have revised our disclosure as requested in the section “Background of the Merger” on page 73
     78. Please provide a detailed discussion of the methodology used, and the conclusions reached, in the Holt Media Group appraisal report.
     Company’s Response
     We have revised our disclosure as requested in the sections “Background of the Merger” on page 73 and “Morgan Joseph Fairness Opinion – Asset Value Analysis” on page 156.
Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board, page 75
     79. Please revise this section to further expand upon the factors that the board considered in deciding to approve the merger and in concluding that the transaction met the Form S-1 offering requirements. Specifically state if, and how, management valued the company, and what metrics it used to compare EBC with other potential transactions. In this regard we note your disclosure on page 130, and in the Form S-1, that the Board is to determine the fair market value of the target “based upon standards generally accepted by the financial community” please specifically address the analyses performed and their results.
     Company’s Response
     We have revised our disclosure as requested in the section “Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board” beginning on page 74.
     80. Please clarify why the company deemed the risk of shareholder conversion to be less with the EBC transaction than with others as disclosed on page 75.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have revised our disclosure as requested in the section “Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board” on page 74.
     81. On page 75 you state that one of the reasons for proposing the merger is to give shareholders the opportunity “to share in EBC’s future possible growth and anticipated profitability.” Please provide support for your stated beliefs regarding growth and profitability, particularly in light of the company’s historical performance.
     Company’s Response
     We have revised our disclosure as requested in the section “Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board on page 74.
Regulatory Matters, page 80
     82. Please expand your discussion of the Communications Act and any impediments it may impose on your merger transaction. In addition, if the Communications Act will impose restrictions on your future activities, please include a risk factor or expand the related risk factor on page 32 accordingly.
     Company’s Response
     We have expanded the disclosure on the Communications Act on page 80 and have also expanded our risk factor disclosure on page 33 to address restrictions relating to the merger.
Stock Incentive Plan Proposal, page 82
     83. Please reconcile your statements on page 82 that EBC’s existing options, and certain management options, will be granted “if the 2006 Stock Incentive Plan is approved” by the shareholders with your disclosure elsewhere that indicates that these options will be granted irrespective of shareholder approval of the Plan.
     Company’s Response
     We believe that the referenced language is consistent with our disclosure elsewhere that indicates that these options will be granted irrespective of stockholder approval of the Plan. We state on page 89 that if the Plan is not approved, the options will be granted outside of the Plan. The language you reference states that the options will be granted under the Plan if stockholders approve the Plan. Accordingly, we believe that the disclosure is clear that the options will be granted irrespective of stockholder approval of the Plan – they will be granted under the Plan if stockholders approve the Plan and outside of the Plan if stockholders do not approve the Plan.
     84. Please explain the meaning of your statement on page 83 that, “[a]ny shares of common stock that [you] may repurchase from time to time will be factored into the

U.S. Securities and Exchange Commission
December 1, 2006

Compensation Committee’s determination of awards under the 2006 Stock Incentive Plan.”
     Company’s Response
     We have deleted the statement referenced above.
     85. Please revise to clarify the differences between options, stock appreciation rights, performance shares and stock appreciation awards in your discussion under “Individual Award Limits” on page 84. In addition, please clarify whether the grants to Messrs. Morton and Fess have exceeded these limits and, if so, clarify why the company opted to grant options in excess of these proposed limits.
     Company’s Response
     We have included a description of stock options on page 84 of the Amendment. With this additional language we believe there is sufficient disclosure of the differences between options and stock appreciation rights (see “Stock Appreciation Rights and Stock Options” on page 84) and performance shares (see “Restricted Stock, Performance Share...” on page 84). The plan does not provide for or reference “stock appreciation awards” as referred to in the Staff’s comment.
     86. Please confirm that Coconut Palm has no pre-existing employee stock options outstanding.
     Issuer’s Response
     Coconut Palm has no pre-existing employee stock options outstanding.
Amended and Restated Certificate of Incorporation Proposal, page 91
     87. Please explain why the proposal to provide for a staggered board with three classes of directors is properly included with the other items in this proposal.
     Company’s Response
     We have unbundled the staggered board proposal from the Amended and Restated Certificate of Incorporation proposal. See the revised disclosure throughout the Amendment.
     88. Please clarify your statement on page 91 that, “[v]acancies in Coconut Palm’s board of directors, including a vacancy created by increasing the size of the board, may only be filled by a majority of Coconut Palm’s directors.”
     Company’s Response
     We have revised the disclosure as requested on page 92.

U.S. Securities and Exchange Commission
December 1, 2006

The Settlement Proposal, page 93
     89. Please provide a factual basis for EBC’s belief that the purchase price being paid for the low-power television stations is “less than the current fair market value of these assets” as you state on page 94. Please revise to clarify whether EBC originally owned these stations and the amount Arkansas Media paid to purchase them. In addition, please clarify whether these stations are cash flow positive, have historically been operated profitably, and clarify the size of the markets they serve. In addition, please clarify why the purchase price was established in 2003, why it is being used now, and which executive officers established the price.
     Company’s Response
     Please refer to our response to comment 34.
     90. Please explain the reference to “triple net basis” on page 94.
     Company’s Response
     We have revised the sentence on page 95 to read “. . . on a triple net basis (i.e., the lessee pays all expenses, including, but not limited to, taxes, insurance and utilities) for $3,000 per month.”
     91. We note your disclosure an page 94 that “Arkansas Media obtained an independent valuation of its rights under the management agreement. The appraisal reflected a valuation substantially in excess of the Termination Payment.” Please disclose the name of this appraisal and include a copy of any report as an Annex to your Form S-4. Also, please clarify who negotiated the initial management agreements on behalf of EBC.
     Company’s Response
     We have deleted the reference to the independent valuation.
Information about Equity Broadcasting Corporation, page 96
     92. In general, throughout the registration statement, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.
     Company’s Response
     We have added disclosure following the table of contents on page 1 referencing a major source of our factual assertions concerning market conditions. We have also added references throughout the Amendment and specifically in the sections “Information about Equity

U.S. Securities and Exchange Commission
December 1, 2006

Broadcasting Corporation” and the “Management Discussion and Analysis of Financial Condition and Results of Operations of EBC” as to the factual basis or resource for our factual assertions. We are completing our review of the document to confirm that no additional source references need to be made.
     93. A significant portion of your discussion appears to suggest that your stations have a “life-cycle” whereby it takes a significant amount of time to develop a new stations operations and achieve positive net cash flow. Please revise to discuss this problem and give a sense of the stage of development for your existing stations. In addition, please discuss how the company goes about selecting new markets and programs. Alternatively, advise why no such disclosure is necessary.
     Company’s Response
     We have revised the disclosure under “EBC Business Strategy – Historical” on page 100 to disclose EBC’s stations’ life-cycle and how EBC selects new markets and programs. In addition, we have discussed the problems relating to EBC’s stations’ young life-cycle under “Management’s Discussion and Analysis of Financial condition and Results of Operations of EBC” on page 119.
     94. Please provide factual support for your statements that “EBC is one of the largest owners and operators of television stations in the United States, as well as the largest, centralized distribution platform for Spanish-language television stations.” In addition, please support the statement that you are “a fast-growing broadcaster with a low cost structure and multiple sources of revenue and value.” Without limiting the generality of the foregoing, please explain your reference to fast growing – that is, specifically state what is growing (revenues, assets, stations, income) and over what time period. Also, please reconcile your statement about “low cost structure” to your financial statements which indicate a history of losses. In this regard it would appear that your operating expenses have grown faster than your revenues over the period from 2001 to 2005. Please explain.
     Company’s Response
     We have revised our disclosure as requested on page 97.
     95. On page 96 you indicate that of your 20 Hispanic stations, “13 will be in the nation’s top 65 Hispanic Markets,” Please revise to clarify if any of these markets are in the top 10 and disclose the largest Hispanic market in which you are present.
     Company’s Response
     We have revised our disclosure on page 97 to clarify that EBC currently does not have any affiliates in the nation’s top 10 Hispanic markets, and that the largest Hispanic market in which EBC has an affiliation agreement is Ft. Myers/Naples, Florida.

U.S. Securities and Exchange Commission
December 1, 2006

     96. Please provide factual support for EBC’s beliefs in the page 96 paragraph beginning, “EBC believes it is uniquely positioned ...”
     Company’s Response
     We have revised our disclosure as requested on page 97.
     97. Please provide support for your statement on page 96 that “[a] significant number of these affiliates are in early stages of development with high growth potential.” In addition, please explain why not having content agreements in place for a significant portion of your stations represents a growth opportunity and clarify the impact that this has on your current business.
     Company’s Response
     We have revised our disclosure as requested under “Information About Equity Broadcasting Corporation – Overview” beginning on page 97.
     98. Please explain how EBC “financed itself largely by acquiring television construction permits and acquiring stations at attractive valuations.” If the company builds stations in order to later sell them, please discuss how the company determines which stations to sell and clarify what stations you currently have, if any, that would be suitable for future sales. In addition, please include a risk factor discussing the limits associated with this type of financing program - including, if applicable, the need to transfer licenses, the limited number of station and market opportunities, etc.
     Company’s Response
     We have revised our disclosure as requested under “Information About Equity Broadcasting Corporation – Overview” beginning on page 97 and in “Risk Factors” beginning on page 30.
     99. On page 98 you note that Hispanics represent 14% of the population, but only 3.4% of advertising in the US is in Spanish. From this you draw the inference that “the Spanish-language media market can still gain almost 11% market share ...” However, this inference assumes that all Hispanics are Spanish speaking and that Hispanics are primarily reached through Spanish speaking advertising. Please provide additional support for your inference.
     Company’s Response
     We have revised our disclosure as requested under “Information About Equity Broadcasting Corporation – The Spanish Language Market Opportunity in the United States” beginning on page 99.

U.S. Securities and Exchange Commission
December 1, 2006

     100. Please clarify how the company identifies “high growth underserved Hispanic markets” and support management’s belief, stated on page 99, that “EBC is primed to introduce an aggressive sales and marketing program to expand spot sales on Spanish-language television stations and grow the Media Services division.” Also, please clarify the statement that “EBC intends to rationalize its station portfolio return-on-investment and gross margin parameters.”
     Company’s Response
     We have revised our disclosure as requested in the section “Information About Equity Broadcasting Corporation – The Spanish Language Market Opportunity in the United States” beginning on page 99.
     We have revised the sentence “EBC intends to rationalize its station portfolio based on return-on-investment and gross margin parameters” by replacing “rationalize” with “evaluate” on page 100.
     101. Please update the affiliations with My Network TV as disclosed on page 99.
     Company’s Response
     We revised our disclosure on page 101 to reflect that EBC currently has seven stations that carry MyNetwork TV programming.
     102. Please clarify your reference to “inflammatory spot rate increases” on page 100.
     Company’s Response
     We have revised the sentence to replace the word “inflammatory” with “inflationary” on page 101.
     103. Please include a list of references to your tabular presentation of EBC Stations. For example, under “Affiliation” you list SHOP. Who are they?
     Company’s Response
     We have revised our disclosure to include a list of references to our table of EBC Stations on pages 102-105.
     104. On page 105 you state that “[a] low expense base allows EBC to achieve a positive broadcast cash flow and higher profit margins earlier as an independent station or network affiliate.” Please explain, and provide factual support for this statement. What is broadcast cash flow and how is it different from your statement of cash flows?

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have revised our disclosure on page 105 to address the Staff’s comment.
     105. Please clarify the reference to “target markets” on page 105. In addition, explain “promotional allowances.”
     Company’s Response
     We have revised our disclosure as requested on page 105.
     106. Please revise your discussion under “Local” and “National” on page 105 to better explain how the company receives revenues from the advertising sales, the contract terms, etc.
     Company’s Response
     We have revised our disclosure as requested on page 105-106.
     107. Please disclose how many non EBC-owned or affiliated stations are currently using your C.A.S.H. services system. In addition, please provide more background discussion about what C.A.S.H. is, how it works, and how it contributes to your financial results. In this regard we note your statement that your gross margins are in excess of 50%. Please disclose the actual amounts of revenues and expenses associated with these services and explain how costs are allocated between EBC stations and non-EBC stations. Please note that your discussion of C.A.S.H. on page 110 should also be clarified to specifically address its functionality.
     Company’s Response
     As disclosed on page 107, we currently have seven third party clients. A detailed description of the C.A.S.H. system can be found beginning on page 107.
     108. Please provide support for your belief “that C.A.S.H. can scale to accommodate multiple station operators around the country, and that it is currently the only such facility of its kind providing such services to station operators.”
     Company’s Response
     We have revised the disclosure as requested on page 107.
     109. Please revise your discussion under “Low Cost Operations” on page 107 to improve its readability and provide support for the assertions made therein.
     Company’s Response

U.S. Securities and Exchange Commission
December 1, 2006

     We have revised our discussion under “Low Cost Operations” on pages 107-108 as requested.
     110. Please explain why hiring a national sales representative will provide you with a competitive advantage as you disclose on page 109.
     Company’s Response
     We have deleted the paragraph relating to hiring a national sales representative.
     111. Please provide support for your statement on page 111 that “[a] typical station client can expect to reduce costs by as much as $250,000 each year ...”
     Company’s Response
     We have deleted the referenced statement on page 112.
     112. Please revise your disclosure to further explain the relevance of the data you have provided under FCC Advanced Wireless Auction on page 111.
     Company’s Response
     We have revised the disclosure as requested on page 113-114.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC, page 114
     113. The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. Currently your disclosure largely appears to be copied from your “Information About Equity Broadcasting” section. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
     Company’s Response
     We have revised our disclosures in the “Management’s Discussion and Analysis and Results and Financial Operations of EBC” beginning on page 119.

U.S. Securities and Exchange Commission
December 1, 2006

     114. Please revise the captions in your table of operating results to be consistent with those presented in your statements of operations. For example, your income statement presents program, production & promotion expenses whereas your table here presents these expenses as amortization of program license rights.
     Company’s Response
     As requested, we have revised the captions in the results of operations tables beginning on page 121 to be consistent with the statements of operations, and we have revised the material disclosures following the tables accordingly.
     115. Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. This can be achieved by providing a detailed discussion of the year over year variances by principal types of broadcast revenues. An example might be the amount of local revenue that was attributable to the addition of eight Univision and Telefutura stations.
     Company’s Response
     We have revised our disclosures in the “Management’s Discussion and Analysis and Results and Financial Operations of EBC” beginning on page 119.
     116. For each period presented, tell us how much of each principal type of revenue was considered political revenue. If significant, please include a separate line item disclosing the amounts along with a discussion of the variances between periods and any expected future trends.
     Company’s Response
     Political revenue was immaterial in all periods presented. Political revenue amounted to the following by period:

a.	YTD thru June 30, 2006	$0
b.	Fiscal 2005	$9
c.	Fiscal 2004	$80,106
d.	Fiscal 2003	$5,700
     117. For each period presented, revise your variance discussion of operating expenses and interest expense to discuss the underlying material activities for the entire variance. For example, in your operating expense variance analysis for the fiscal year ended December 31, 2005, you only described and quantified $0.6 million of the $2.5 million variance between fiscal years.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     As requested, we have disclosed the underlying material activities for the entire variances commencing on page 121.
     118. On page 114 we note your disclosure that “Univision has historically utilized EBC as an outsourced, development vehicle to enter into various new, strategic markets across the United States and has entered into affiliation agreements to provide programming in these markets.” Please clarify whether the company has a formal arrangement with Univision to develop new market and if so, state the terms of the arrangement.
     Company’s Response
     We have revised our disclosure as requested on page 119.
     119. We note disclosure on page 114 and throughout that you have affiliation agreements with 44 of your stations. Please revise your disclosure to also indicate the total number of stations you have.
     Company’s Response
     We have revised our disclosure as requested on page 97.
     120. We note the disclosure that the company will have 15-year affiliation agreements with Univision. Please disclose whether these agreements will have a 15-year term starting at the date of consummation of the merger.
     Company’s Response
     We have disclosed on page 119 that the term of Coconut Palm’s 15-year affiliation agreements with Univision will commence at the date of the consummation of the merger.
     121. Please clarify your reference to “translator stations” and “cellular repeaters” on page 114.
     Company’s Response
     We have revised the disclosure as requested on page 97.
     122. We note the disclosure on page 115 of the example of the company’s strategy of acquiring a station, developing it and selling it for a significant profit ($19.2 million to Fisher Communications). Please clarify if this deal was an average deal, low end or high end, and whether the company lost money on any of these types of transactions.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have revised our disclosure as requested on pages 97-98.
     123. Please provide a more detailed explanation concerning your revenue growth for the six months ended June 30, 2006. For example, and without limit, what factors led to the decline in “Other” revenue? Is the increase in advertising being driven by the new Univision stations – if so, how much have ad revenues from Univision stations increased during the relevant periods? Please note that similarly detailed disclosure is requested for the year over year comparison.
     Company’s Response
     We have revised our disclosures in the “Management’s Discussion and Analysis and Results and Financial Operations of EBC” beginning on page 119.
     124. Please provide a more detailed discussion concerning the increase in operating expenses. Currently it appears as if you have only explained $1.3 million of the $2.2 million change. In addition, you have not explained why you experienced growth in syndicated barter programming airings or satellite time expense. Finally, please provide a general discussion of the main components of your operating expenses so that the reader may more fully understand your business. Please note that similarly detailed disclosure is requested for the year over year comparison.
     Company’s Response
     We have revised our disclosures in the “Management’s Discussion and Analysis and Results and Financial Operations of EBC” beginning on page 119.
     125. Please discuss any losses incurred related to subsidiaries and joint ventures for the relevant time periods.
     Company’s Response
     We have added disclosure entitled “Losses from Joint Ventures” on pages 124, 128 and 132.
     126. Based on your description, it would appear that your “Other” revenue includes your C.A.S.H. activities and that this line item has declined for both the Six Months Ended June 30, 2006 and the Year Ended December 31, 2005 when compared to prior periods. Given management’s emphasis on the future, and scalability, of this program elsewhere in this Form S-4, please separately discuss your C.A.S.H. related revenues and its impact on your profitability. In addition, please explain whether the C.A.S.H. related revenues have declined and if so, explain why.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     “Other Revenue” does not include revenue from C.A.S.H. activities. Those revenues are a component of “Broadcast Revenue”. Historically, C.A.S.H. Services fees were not a primary revenue source. In general, these services were made available to third parties on a space available basis (i.e. if EBC had excess satellite capacity it would sell the services) and EBC did not actively market or promote these services. With the new capital generated from the merger, EBC will be able to upgrade its satellite system to MPEG4 compression, expand and upgrade its existing network operating center and effectively double the current satellite capacity without increasing its monthly satellite costs. The estimated cost to complete this upgrade is $1,500,000. With this additional capacity and based on the current demand for these services, EBC expects to be able to quickly expand the C.A.S.H. services business in 2007.
     We have revised our disclosures accordingly in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC” beginning on page 119.
     127. Please explain the reference to the Arkansas Riverblades on page 123. Does EBC currently have an investment in them, for example?
     Company’s Response
     The franchise rights to the Arkansas Riverblades were returned to the East Coast Hockey League in 2003. We have added disclosure on page 132 which states that once EBC returned the franchise rights, EBC no longer had an investment in the Riverblades hockey franchise.
Liquidity and Capital Resources, page 123
     128. Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your trade accounts receivable, program broadcast rights, and program broadcast obligations). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.
     Company’s Response
     We have revised our disclosures in the “Management’s Discussion and Analysis and Results and Financial Operations of EBC” beginning on page 119.
     129. Based on your disclosure on page 124 and elsewhere, it appears that your business plan relies on your future ability to sell existing stations. Please provide more

U.S. Securities and Exchange Commission
December 1, 2006

detailed discussion about how management selects which stations to sell, the stations management proposes to sell in the near future and the impact that this has on your future ad revenues and cash flows from operations. In addition, please clarify whether management believes that its cash balance, funds available under its credit facility, and anticipated sales proceeds would be adequate to fund its operations without the benefit of the trust proceeds resultant from the Coconut Palm merger.
     Company’s Response
     Please refer to our response to comment 98 above.
     130. Please include a separate heading for your discussion of the senior credit facility on page 125. In addition, please revise to clarify the difference between the loans and revolver and clarify the total amounts outstanding as of June 30, 2006. In addition, please explain the “reserve” requirement on the revolver. Also, please explain the “certain asset sales” which would require the net cash proceeds to be paid against outstanding loans. To the extent that these assets include the types of assets the company has historically sold and presented under “Gain on sale of Assets” in its discussion, please clarify: (1) how the proceeds from these sales are available to fund your future acquisition and expansion strategy; and, (2) clarify whether any asset sales have been necessitated by the need to pay down your liabilities.
     Company’s Response
     As requested, we included a separate heading for our discussion of the senior credit facility on page 137 and have added new disclosure in accordance with the above comment.
     131. Please clarify whether a violation of any of the restrictive covenants referenced on page 125 would result in the acceleration of any outstanding debt. In addition, please clarify whether management is aware of any current violation of these covenants, and, if so, please state whether management has received a waiver.
     Company’s Response
     We have added disclosure relating to the violation of the restrictive covenants to the second paragraph in the section “Debt Instatements and Related Covenants” on page 137.
     132. Page F-48 of your financial statements refers to Equity Marketing, Inc. Please clarify who they are, what business dealings EBC has had with them, and how they are related to EBC.
     Company’s Response
     We have revised Note 11 on page F-46 to address the Staff’s comment. The correct entity is Actron, Inc. and not Equity Marketing, Inc.

U.S. Securities and Exchange Commission
December 1, 2006

Contractual Obligations, page 126
     133. Please revise to present your contractual obligations in a tabular format that is consistent with the guidance of Item 303(a)(5) of Regulation S-K.
     Company’s Response
     As requested, we have revised the format of the contractual obligations table on page 138 and have also revised the footnote disclosures below the table.
     134. Please disaggregate your capital lease obligations from your long-term debt obligations. Also, you should include interest expense as part of your long-term debt obligations in the table as that is part of those contractual obligations. Please revise accordingly.
     Company’s Response
     As requested, we have revised the contractual obligations table on page 138.
Critical Accounting Policies and Estimates
Stock-Based compensation, page 128
     135. It is not clear how you determined the accounting provisions of SFAS 123(R) are effective for EBC beginning in the first quarter of fiscal 2007. Pursuant to paragraph 69(c) of SFAS 123(R) as further clarified by the SEC release 33-8568, the provisions of this authoritative guidance became effective in the first quarter of 2006. Please revise your disclosure here, in recent accounting pronouncements and your financial statements (interim and annual) accordingly.
     Company’s Response
     We have revised our disclosure as requested in “Critical Accounting Policies and Estimates” on page 139.
SFAS 123(R) states:
“This Statement is effective:
a. For public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005
b. For public entities that file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after December 15, 2005
c. For nonpublic entities—as of the beginning of the first annual reporting period that begins after December 15, 2005.”

U.S. Securities and Exchange Commission
December 1, 2006

     As of December 31, 2005, EBC was a nonpublic entity. Therefore, its financial statements and its interim financial statements as they are currently reflected are correct. There is no revision necessary in the pro forma financial statements.
Recent Accounting Pronouncements, page 128
     136. We noted your disclosure regarding the effective date of FIN 47. Considering the effective date, disclose why you have not yet determined the impact of the adoption of FIN 47 in your financial statements. Please advise and revise here and in your financial statements.
     Company’s Response
     We believe that FIN 47 will have no known impact on our financial statements.
     We have revised our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC” as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm, page 133
     137. We note that the company has recorded rental expense under its results of operations discussions. Please revise to disclose your monthly rent and clarify from whom you rent space. In addition, please clarify whether you will continue to maintain this location following the merger and if so, state the rental rate and provide the information required by Item 101 of Regulation S-K.
     Company’s Response
     We have included disclosure regarding Coconut Palm’s monthly rent payment to Devcon International on page 123. We have also addressed on page 123 Coconut Palm’s intention regarding this location following the merger.
     138. Please break out the “professional fees” referred to on page 134 to provide further detail regarding the nature of the fees and the work performed for the company.
     Company’s Response
     As requested, we revised the sentence on page 149 to read “...for professional fees for legal, audit and tax services...”.
Morgan Joseph Fairness Opinion, page 134
     139. Please describe how Morgan Joseph was selected and describe any material relationship that existed between Morgan Joseph and the company within the past two

U.S. Securities and Exchange Commission
December 1, 2006

years, including whether Morgan Joseph participated in your IPO. See Item 1015(b) of Regulation M-A, and Item 4(b) of Form S-4. In this regard, we believe that this information should be set forth in a separately captioned paragraph, and should precede the Morgan Joseph analysis.
     Company’s Response
     We have revised the section “Morgan Joseph Fairness Opinion” beginning on page 151 to provide more detail regarding the selection of Morgan Joseph by Coconut Palm to render the fairness opinion and to describe the material relationships between Coconut Palm and Morgan Joseph during the past two years, including, without limitation, a description of all fees paid by Coconut Palm to Morgan Joseph in the past two years.
     140. Given the timing of the Morgan Joseph opinion relative to the date that the board entered into the merger agreement, please explain how the opinion was provided “for the information and assistance of the Coconut Palm board of directors in connection with its consideration of the merger.”
     Company’s Response
     We have revised the section “Morgan Joseph Fairness Opinion” beginning on page 151 to reflect the fact that Morgan Joseph’s opinion was obtained after the board of directors’ vote to approve the merger and the execution of the merger agreement and to explain that the purpose of the opinion was to allow the Coconut Palm board of directors to confirm the approval of the merger and related transactions prior to the conclusion of the due diligence period.
     141. The staff believes that a more detailed discussion of the analyses undertaken by Morgan Joseph is warranted here. As an initial matter, please clarify for the reader what are your (a) discounted cash flow analysis; (b) leveraged buyout analysis; and (c) asset value analysis involved and the assumptions that went into these calculations. Also, where you use comparable company analyses, please clarify how Morgan Joseph determined that these companies were comparable by referencing their industry, revenues, market capitalization and other such measures. In addition, please discuss how Morgan Joseph factored in the dilution to the existing stockholders associated with the issuance of securities in this transaction as part of its model. In this regard we note that the company’s existing stockholders will only own 34% of the merged enterprise — and even less so if you subtract out the original insider securities. Please note that this comment is subject in its entirety to our comment above under “EBC Selected Historical Financial Data,” regarding the use of EBITDA as an operational measure and it not being appropriate to use a non-GAAP measure.
     Company’s Response
     We have revised the section “Morgan Joseph Fairness Opinion” on page 151 to more fully discuss the analyses undertaken by Morgan Joseph, to clarify how Morgan Joseph

U.S. Securities and Exchange Commission
December 1, 2006

determined the comparable companies used in its analyses, and to discuss whether Morgan Joseph factored the dilution of our existing shareholders into its overall analysis.
     With regard to the use of EBITDA, the company was informed by Morgan Joseph that EBITDA calculations are common methodologies used to determine the current and potential future value of a company, and were used for that purpose as opposed to use as an operational performance measure. Further, Morgan Joseph informed the company that EBITDA calculations were utilized in Morgan Joseph’s calculations of the value of EBC and the comparable companies used in its analysis, which were an element of the fairness opinion issued to the company and, therefore, are discussed in the section entitled “Morgan Joseph Fairness Opinion.” However, given that EBITDA calculations as applied to the business of EBC are potentially subject to a variety of uncertainties as disclosed in the registration statement, the company has determined it is not appropriate to disclose the EBITDA calculations in this registration statement and have accordingly removed such calculations.
     142. Please provide additional information about the $1,250,000 in fees payable to Morgan Joseph. Specifically, what services did it provide as a financial advisor and when was it contracted to provide them. In addition, please include a statement further clarifying that the contingent nature of this compensation creates a conflict of interest with respect to the opinion.
     Company’s Response
     We have revised the section “Morgan Joseph Fairness Opinion” beginning on page 151 to provide the additional information regarding the $1,250,000 in fees payable by Coconut Palm to Morgan Joseph. In addition, we have provided a statement regarding the potential conflict of interest created by the contingent nature of Morgan Joseph’s compensation.
Sanders Morris Fairness Opinion, page 139
     143. Please provide all of the information required by Item 4(b) of Form S-4 and Item 1015 of Regulation M-A with respect to the Sanders Morris opinion. Without limiting the generality of the foregoing, the staff believes that a discussion of the specific procedures and analyses undertaken by Sanders Morris is warranted. For example, what value did the Firm place on EBC? In addition, a discussion of how the Firm separated out the interests of the Class A shareholders and treated the pre-merger agreements (for example the Arkansas Media agreements) is warranted. In addition, please clarify whether the Firm’s opinion addresses merely the overall fairness of the transaction or also addresses the fairness of the consideration as allocated between the various classes of shareholders. Alternatively, please advise why no revision is necessary.
     Company’s Response
     Because (i) this Form S-4 does not include a joint proxy-prospectus pursuant to which the vote of EBC stockholders is being solicited, (ii) EBC is not a public company and it is not,

U.S. Securities and Exchange Commission
December 1, 2006

therefore, subject to the federal proxy rules, (iii) this transaction is not a roll-up as defined by Rule 901(c) and (iv) the Sanders Morris Harris (“SMH”) fairness opinion was obtained by the EBC board, not by Coconut Palm or its Board, we believe that inclusion of the SMH fairness opinion (and consequently, information required by Item 4(b) of Form S-4 and Item 1015 of Regulation M-A) should not be required in the Form S-4. While we have provided disclosure concerning EBC as required in the Form S-4, we do not believe the information in the SMH fairness opinion is germane to the solicitation of proxies from Coconut Palm’s shareholders or material to the offer or sale of securities to be registered thereby. We respectfully request that the Staff concur with our belief (x) that the description of the SMH opinion under the heading of “Sanders Morris Fairness Opinion” may be deleted entirely, or alternatively (y), that required disclosure regarding the SMH fairness opinion should be limited to disclosure that it was obtained and a description thereof regarding the overall fairness of the transaction as addressed in the SMH opinion (in each of (x) and (y), above, without providing the additional detail required by Item 4(b) of Form S-4 and Item 1015 of Regulation M-A).
Unaudited Pro Forma Financial Statements, page 142
General
     144. Please revise your pro forma financial statements to consistently label minimum and maximum approval scenarios. For example, your pro forma financial statements consider the 80.01% approval as “assuming maximum conversions” whereas the rest of the document refers to this scenario as “minimum approval.”
     Company’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto to consistently label the maximum and minimum approval scenarios.
     145. Considering the complexity of the transactions related to the merger and the Arkansas Media settlement agreement, please revise your presentation to include separate columns related to these adjustments. In this regard, please revise the notes to the unaudited proforma combined financial statements (Note 2) to provide a more substantive explanation of each proforma adjustment and identify which transaction the adjustment relates to.
     Company’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto.
     146. Tell us how you plan to account for the conversion of EBC options into Coconut Palm options. In your response discuss how you considered the provisions of SFAS 123(R), specifically paragraphs 53 and 54. Please advise and revise if necessary.
     Company’s Response

U.S. Securities and Exchange Commission
December 1, 2006

     As requested we have revised Note 6 to the pro forma financial statements.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
General
     147. We reviewed your pro forma adjustments and it is unclear how adjustments C, and M through T are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact (for income statement adjustments). In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or EBC and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).
     Company’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto.
Notes to Un-audited Pro Forma Combined Financial Statements, page 150
     148. In footnote 2 on page 150 you reference the sale of several stations as part of a “debt adjustment” please explain this adjustment in greater detail.
Company’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto.
Note J, page 151
     149. It appears your adjustments assigned to Note J also eliminate the outstanding common stock of EBC pursuant to the recapitalization. Please revise Note J or provide a separate note to describe this additional adjustment.
     Company’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto.
Note K, page 151

U.S. Securities and Exchange Commission
December 1, 2006

     150. Please provide us with your rationale for recording the Coconut Palm Series A preferred stock at $8.91 million whereas your disclosure on page 45 indicates it is valued at $10.1 million.
     Company’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto.
Note X, page 152
     151. Please revise to present the adjustments related to this note in the Adjustments column versus the EBC historical column.
     Issuer’s Response
     As requested, we have revised the pro forma financial statements and the notes thereto.
Directors and Management of Coconut Palm Following the Merger with EBC, page 154
     152. We note that certain members of your proposed management team, for example Mr. Ferrari, either have investments in RPCP or have positions with RPCP and that RPCP is a substantial investor post merger. Please revise to indicate whether your management will continue to have these relationships going forward and, if so, please address these inter-relationships in a risk factor. For example, and without limit, how will these managers allocate their time between roles with the company and RPCP? Will RPCP be able to “control” the issuer as a result of its (1) investment in you; (2) board representation; and (3) management representation, etc.
     Company’s Response
     In response to this comment, we have added a risk factor that certain members of the proposed management team of the combined company are also partners in Royal Palm, an affiliate of Coconut Palm, and will not devote all of their time to the combined company and may also have conflicts of interest with the combined company. We have also disclosed that such persons will be shareholders (through RPCP Investments, LLLP), directors and members of management of the combined company.
     153. We note your disclosure on page 155 that Mr. Becker is the Chief Financial Officer of Juniper Partners Acquisition Corp., a publicly traded blank check company. We further note that Juniper has also filed a Form S-4 to purchase a privately owned media and communications company which appears to run a television network and to provide distribution services for television networks. Please update Mr. Becker’s biography to reflect this.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     As requested, we revised Mr. Becker’s biography on page 173 to reflect that Juniper Partners Acquisition Corp. has filed a registration statement on Form S-4 to purchase Firestone Communications, Inc., a privately-owned media and communications company based in Fort Worth, Texas that runs a television network and provides distribution services for television networks.
     154. On page 156, following Mr. Hearnsberger’s biography, you state “[o]ther than their respective relationships with Coconut Palm and EBC, [no-one has been] affiliated with a public company or blank check company that executed a business plan similar to our business plan ...” Please revise this statement to appropriately reflect Mr. Becker’s involvement with Juniper.
     Company’s Response
     As requested, we revised the sentence on page 174 beginning with “Other than their respective relationships with Coconut Palm and EBC...” to reflect Mr. Becker’s affiliation with Juniper Partners Acquisition Corp.
     155. For each director you have identified, please state their term of office. See Item 401 of Regulation S-K.
     Company’s Response
     We have revised our disclosure as requested on page 175.
Executive Compensation, page 158
     156. Please reconcile your statement that “[n]o compensation of any kind, including finder’s and consulting fees, will be paid to Coconut Palm’s founding stockholder or to any of our officers and directors or any of their respective affiliates for services rendered prior to or in connection with a business combination” with your statement that “Royal Palm Capital Management, LLLP, an affiliate of our officers and directors, shall receive approximately $300,000 upon consummation of the merger with EBC for advisory services and other expenses incurred in connection with the merger.” In addition, please reconcile to your initial Form S-1 disclosures. Also, please describe, in greater detail, the advisory services performed and who approved these services on behalf of the company. Further, please clarify how the company views the $2,500,000 payment to RPCP Investments – disclosed on page 160, for purposes of this disclosure. In this respect please address whether RPCP will have any future performance obligations in order to receive this fee. Finally, please provide a legal analysis supporting your ability to pay advisory fees in light of your Form S-1 disclosures.
     Company’s Response

U.S. Securities and Exchange Commission
December 1, 2006

     We have incorporated your comments into the sections “Executive Compensation” and “Certain Relationships and Related Transactions”. With respect to our legal analysis regarding Coconut Palm’s ability to pay advisory fees in light of our Form S-1 disclosure, while the S-1 disclosure did state that “no compensation of any kind, including finder’s and consulting fees, will be paid to Coconut Palm’s founding stockholder or to any of our officers and directors or any of their respective affiliates for services rendered prior to or in connection with a business combination” this statement (1) was a stated expectation of the arrangement regarding fees and (2) Coconut Palm’s stockholders now have disclosure in the Amendment that accurately reflects compensation to be received by Coconut Palm, and its officers and directors, and such stockholders now have an opportunity to vote “for” or “against” the merger and its terms, including the compensation arrangement as currently disclosed in the Amendment. No executive officers of Coconut Palm have received any cash compensation for services rendered by him which is in accordance with the Form S-1 disclosure; the only compensation proposed is to be approved by Coconut’s stockholder’s as part of the merger.
     157. Please disclose, in footnote 1 to your tabular presentation on page 159, the annual fees paid to Arkansas Media for the relevant periods.
     Company’s Response
     We have revised footnote 1 as requested on page 176.
     158. We note that the company has presented a table entitled “Aggregated Options Values at December 31, 2005” which presents information regarding EBC’s options. However, this table does not present all of the information required by Item 402(c) and (d) of Regulation S-K. Please advise or revise as necessary.
     Company’s Response
     Please be advised that since there were no option grants to the named executive officers in 2005, the table required by Item 402(c) is not required. Further, since there were no option exercises by the named executive officers in 2005, columns (b) and (c) of Item 402(d) are not required.
Certain Relationships and Related Transactions, page 160
     159. We note your disclosure on page 160 that “RPCP Investments will receive a payment in the amount of $2,500,000.” Please ensure that this payment is also discussed under your “Interests of Coconut Palm ...” section on page 16.
     Company’s Response
     We revised the “Interests of Coconut Palm Directors and Officers in the Merger” section on page 17 to disclose the payment of $2,500,000 upon exercise of the outstanding warrant.

U.S. Securities and Exchange Commission
December 1, 2006

     160. On page 160 and elsewhere we note your disclosure that Arkansas Media is being issued 640,000 shares of EBC’s Class A common stock which has a value of $4,800,000. Please clarify how these shares were valued.
     Company’s Response
     We have revised the disclosure as requested on page 178.
     161. Please disclose the types of consulting Mr. Becker does for the company. In addition, please add a discussion of this agreement to your disclosures on page 16.
Company’s Response
     We have disclosed on page 19 that pursuant to his consulting agreement with EBC, Mr. Becker was retained to provide assistance in the Coconut Palm merger negotiations and execution.
Section 16(a) Beneficial Ownership Reporting Compliance, page 161
     162. We note your disclosure on page 162 that Mr. Rochon was late in filing a Form 4 for warrant purchases made by CPACW, LLP. Please disclose the date that this Form 4 was filed, the date that it was required to be filed, and the total amount of warrants purchased.
     Company’s Response
     We have revised the disclosure accordingly on pages 179-180.
Price Range of Securities and Dividends, page 166
     163. We note your disclosure that EBC has not paid any dividends on its stock to date. However, it appears that the Series A preferred stock has accrued, but unpaid, dividends at a rate of 7% per annum. Please revise your disclosure to address.
     Company’s Response
     We have revised our disclosure as requested on page 183.
Description of Coconut Palm Securities, page 167
     164. Please clarify the original issue price associated with the Series A preferred stock to be issued as part of the merger. In addition, please state the total initial redemption value and conversion value. If the dividends are payable in shares of stock, please clarify whether this will be common or preferred stock and whether the stock will have registration rights.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have revised the disclosure as requested on page 185.
Coconut Palm Financial Statements
General
     165. Given that the offer and sale of the securities underlying the underwriter purchase option (UPO) included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00- 19, which would appear to require you to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through September 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.
     Company’s Response
     Paragraph 2.2 of the Unit Purchase Option (“UPO”) allows the issuance of unregistered shares, paragraph 1 states that the warrants in the UPO are identical to those issued in the IPO, and paragraph 5.3 has a registration penalty that is not uneconomic (it is intended to represent actual damages which may result from the difference between being issued registered and unregistered shares and is not a specified amount). Since unregistered shares can be issued for both the shares and the shares underlying the warrants, and the penalty is not uneconomic, there is no requirement under EITF 00-19 for the UPO, or any portion of it, to be recorded as a derivative liability.

U.S. Securities and Exchange Commission
December 1, 2006

     166. Please revise the header on each page of your audited financial statements (F-14 –F-22) to delete the designation “Notes to Condensed Unaudited Financial Statements — (continued).”
     Company’s Response
     We have revised the header as requested.
Notes to Audited Financial Statements
Note C — Initial Public Offering, F-20
     167. Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise disclosure in your interim financial statements and description of securities section accordingly.
     Company’s Response
     We have revised our disclosure as requested in “Note C — Initial Public Offering”.
EBC Financial Statements
General
     168. Please revise to clearly present audited from unaudited information in your consolidated financial statements for the period ended June 30, 2006.
Company’s Response
     We have revised the EBC financial statements as requested.
     169. Please revise to include notes to the interim financial statements presented.
     We have revised the EBC financial statements to include the notes to the interim financial statements.
Notes to Audited Financial Statements
Note 2 — Summary of Significant Accounting Policies
General
     170. Upon review of Note 3 on F-38, we note you consistently acquire new stations. Please revise to include a purchase accounting policy that discusses how you determine the fair value of the value of these acquisitions and how you allocate excess purchase price, if any (e.g. independent appraisal).
     Company’s Response

U.S. Securities and Exchange Commission
December 1, 2006

     We have added disclosure to Note 2, Summary of Significant of Accounting Policies, paragraph 1 on page F-35.
     171. Tell us whether your broadcast station group, broadcast services division and Spectrum holdings division (as described on page 108) represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. Accordingly, please revise to include the disclosures required by paragraphs 25 – 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.
     Company’s Response
     Paragraph 10 of SFAS 131 states that, “An operating segment is a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”
     Accordingly, the different groups outlined in comment 171, broadcast station group, broadcast services division and Spectrum holdings division do not represent segments as defined above. There is only one segment as determined by management as the broadcast television is the business activity that earns revenues and incurs expenses, whose operating results are reviewed by EBC’s decision maker and is the only operation for which discrete financial information is available.
Revenue Recognition, F-35
     172. Please revise your revenue recognition policy to clarify if advertising revenues are recorded gross or net of agency and national representative commissions.
     Company’s Response
     EBC has insignificant agency and national representative commissions, and therefore no additional disclosure is necessary for these immaterial amounts.

U.S. Securities and Exchange Commission
December 1, 2006

     173. Please revise to include your revenue recognition policy for each of your revenue streams (e.g. C.A.S.H. services, new media services, etc.). Disclose significant terms and conditions related to each revenue stream, including any customer acceptance provisions and other post-delivery obligations (e.g. warranties, discounts, volume incentives, etc.) and the related accounting policies.
     Company’s Response
     We have revised the disclosure as requested in the F-pages.
Intangible Assets and Goodwill, F-36
     174. Please provide us with your analysis of what you consider your unit of accounting for testing impairment of indefinite-lived intangible assets (e.g. FCC broadcast licenses). For guidance, see SFAS 144 and EITF 02-7. Also, revise your disclosure here and your discussion of critical accounting polices and estimates in MD&A accordingly.
     Company’s Response
     SFAS No. 144 states that “For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.”
     SFAS No. 142 states that “If an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An entity shall evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life.”
     According to SFAS 142, “If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite.” The FCC licenses are considered to be indefinite as management has determined that the contractual rights under such licenses are continually renewed without limitation to useful life. Therefore, FCC broadcast licenses and other related assets are considered to be indefinite lived. As such, these assets would be subject to the impairment rules under SFAS 142, rather than SFAS 144.
     Under SFAS 142, paragraph 18, “if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An entity shall evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with paragraph 17. That intangible asset shall then be amortized prospectively over its estimated

U.S. Securities and Exchange Commission
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remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.”
     Under EITF 02-07, the Task Force reached a consensus position that “separately recorded indefinite-lived intangible assets, whether acquired or internally developed, should be combined into a single unit of accounting for purposes of testing impairment if they are operated as a single asset and, as such, are essentially inseparable from one another.” However, EBC operates their stations individually, and as such, the indefinite live intangible assets are properly evaluated individually.
Note 5 — Intangible Assets and Goodwill, F-41
     175. We note you have recognized impairment in connection with the sale of WBMM. Please revise to include the minimum disclosures required by paragraph 46 of SFAS 142.
     Company’s Response
     We have revised the disclosure as requested in the F-pages.
Note 6 — Investment in Joint Ventures, F-42
     176. We note you own a 50% interest in Little Rock TV 14, LLC; however you do not appear to be consolidating this entity. Tell us how your accounting treatment (i.e. not consolidated) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51 and FIN 46(R). Please advise or revise accordingly.
     Company’s Response
     Little Rock TV14, LLC, operates a television station in Little Rock, Arkansas. The Company has a 50% ownership interest in Little Rock TV14, LLC. Ronald Ellerbeck c/o Elleron Telecommunications Corporation holds the remaining 50% ownership. Each member has equal voting rights.
     According to the operating agreement dated September 24, 1998 and amended March 3, 2000, the Company and Ronald Ellerbeck share equally in the profits and losses of the entity, based on percentage of ownership. Based on review of Little Rock TV14, LLC’s December 31, 2005 financial statements, it is not considered to be thinly capitalized based on the definitions set forth in FIN 46R.
     Paragraph 13 of SFAS 94, which superseded the general consolidation policy in ARB 51, states that, “the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.” As EBC does not have a controlling financial interest

U.S. Securities and Exchange Commission
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in Little Rock TV14, LLC, consolidation is not required under SFAS 94 or ARB 51. Additionally, as a result of the above facts and circumstances, it is apparent that the Company has a variable interest in Little Rock TV14, however due to the fact that Little Rock TV14 is not thinly capitalized and the profits and losses are not distributed disproportionately it is not considered to be a variable interest entity. Therefore, consolidation under FIN 46R is not required.
Note 10 — Stockholders’ Equity, F-47
     177. We noted as of December 31, 2005 and 2004, you had aggregated accrued dividends on your Series A Convertible Preferred Stock of approximately $9.5 million and $7.4 million, respectively. Please revise to disclose where these amounts are recorded in your financial statements.
     Company’s Response
     In note 10 Stockholders’ Equity on page F-44, the rights pursuant to the Series A Preferred stock are described in detail, and they include the right to dividends which are cumulative from the first date on which such shares were issued and receive preference to all classes of other stock of the Company but are payable only when declared by the Company’s Board of Directors. The amounts were disclosed, but these amounts are not payable as a legal liability of the Company as of December 31, 2005 and 2004.
     178. We note EBC will redeem, in cash an amount equal to the liquidation amount, all of the outstanding shares of Series A Preferred Stock upon the seventh anniversary of the purchase date. Tell us how you determined equity classification is appropriate for this series of stock. In your response, discuss how you considered SFAS 133, EITF 00-19 and ASR 268.
     Company’s Response
     The following is an outline of the applicable facts and circumstances regarding EBC’s classification of their Series A preferred stock as equity and the applicability of SFAS No. 150 to that end:
Background and SFAS 150
SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.
SFAS 150 paragraphs 9-12 (which are reproduced below) are key sections which were used to evaluate whether the Series A are subject to the provisions of this standard.

U.S. Securities and Exchange Commission
December 1, 2006

Mandatorily Redeemable Financial Instruments
SFAS150, Par. 9
A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.
(Note: SFAS 150 defines an obligation as a conditional or unconditional duty or responsibility to transfer assets or to issue equity shares.)
SFAS150, Par. 10
A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.
Obligations to Repurchase the Issuer’s Equity Shares by Transferring Assets
SFAS150, Par. 11
A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.
Certain Obligations to Issue a Variable Number of Shares
SFAS150, Par. 12
A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

U.S. Securities and Exchange Commission
December 1, 2006

Application of SFAS 150 to the Series A
SFAS 150 paragraph 9 above indicates if a financial instrument is mandatorily redeemable it shall be classified as a liability. In order to be mandatorily redeemable the instrument must contain an unconditional obligation.
The EBC Aug 2004 Articles paragraph no. 6 “Upon the seventh anniversary of the Purchase Date (“the Redemption Date”), if any of the Series A Preferred remains outstanding, the Corporation will effect the redemption of all of the outstanding Series A Preferred by paying in cash in exchange for each share of Series A Preferred to be redeemed an amount equal to the Liquidation Amount...”
The Series A are not mandatorily redeemable for the first 7 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares and contingent on the events described in the EBC May 2001 Articles – Article II number 2 Liquidation Preferences (c) Certain Liquidations (i) Deemed Liquidations..
(Note: A similar situation is discussed in the SFAS 150 implementation guidance provided in Appendix A section A9: For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of common shares during the first 10 years. Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares. However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value.)
SFAS 150 paragraph 12 above requires liability classification if, at inception, the monetary value of an obligation to issue a variable number of shares is based solely or predominantly on (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares, or (c) variations inversely related to changes in the fair value of the issuer’s equity shares.
In other words, if an instrument has a set monetary redemption amount that can be satisfied with stock at a later date and the amount of stock needed to satisfy the redemption amount is dependent on the fair value of the stock at the satisfaction date — this results in the instrument being classified as a liability.
This is important for EBC to consider as the EBC May 2001 Articles – Article II number 4. Conversions (c) Automatic Conversions provides that in the event of an underwritten public offering ... the Series A will be automatically converted to Class C Common. The question arises as to whether this is a variable share situation which would require classification as a liability.

U.S. Securities and Exchange Commission
December 1, 2006

However, the conversion rate is a fixed rate under this section, only subject to anti-dilution provisions, and therefore the provision does not trigger variable shares (share quantity based on the fair value of the common stock at the time of conversion) which would have required liability classification.
Conclusion
     It is the opinion of EBC management that its Series A preferred is not subject to the liability classification provisions of SFAS 150 at this time and therefore should remain classified as preferred stock under the equity section of the EBC balance sheet. However, the Series A preferred will be assessed at each reporting period to determine whether circumstances have changed such that the instrument meets the definition of mandatorily redeemable at that time. If there are remaining shares of Series A preferred outstanding upon their seventh anniversary they would become subject to the classification provisions of SFAS 150.
     179. We noted in the second paragraph on F-48 that EBC entered into a put option agreement in January 2004. Please explain the nature and business purpose of this transaction and tell us how you have recorded this transaction (i.e. put option) in the financial statements. In your response, address in detail the applicability of SPAS 150 and SFAS 133. In an effort to expedite our review, provide us with a copy of the put option agreement.
     Company’s Response
     In the 2004 Luken Purchase Agreement, the shareholder irrevocably granted to EBC a put option whereby the shareholder would purchase up to 650,415 shares of Class B common stock and 96,252 shares of Class A common stock of EBC for $7.50 per share. This agreement additionally provided that at anytime prior to September 30, 2004, EBC had the right to repurchase all or a portion of the purchased shares for a purchase price of $7.50 per share. The business purpose of this transaction was to provide EBC with temporary financing. Shortly after the agreement was signed, EBC put to the shareholder 266,667 shares of Class B common stock and received $2,000,000. EBC repurchased those same shares for the same price prior to September 30, 2004. There has been no activity regarding this agreement since these transactions. As the put option was exercised and the shares were repurchased within the same fiscal year, there is no material impact of the applicability of SFAS 150 and SFAS 133. We will provide the 2004 Luken Purchase Agreement supplementally to the staff.
     The transactions described above were recorded in the financial statements as follows:
Exercise of put option:

Cash	$2,000,000
Equity	$2,000,000
Repurchase of shares:

Treasury Stock	$2,000,000
Cash	$2,000,000

U.S. Securities and Exchange Commission
December 1, 2006

     180. In addition to our comment above, we noted EBC exercised the option in part (i.e. EBC sold 266,667 shares of Class B common stock) and subsequently repurchased those shares to be held in treasury. In connection with the put option (as noted above), tell us if EBC was contractually obligated to re-purchase those shares. We may have further comments.
     Company’s Response
     EBC was not contractually obligated to repurchase the shares discussed above.
Note 13 — Income Taxes, F-52
181. Please revise to provide the minimum required disclosures of SFAS 109.
     Company’s Response
     We have revised the disclosure as requested in the F-pages.
Note 19 — Subsequent Events, F-55
     182. Your current disclosure in note (a) is somewhat ambiguous; that is, the disclosure seems to infer that this transaction is a business combination. Please revise your description of the merger transaction to clarify and provide a more robust discussion of your proposed accounting treatment (i.e. recapitalization).
     Company’s Response
     We have revised the disclosure as requested in the F-pages.
Appendix
Agreement and Plan of Merger
     183. The table of contents to your merger agreement makes reference to numerous exhibits which do not appear to have been filed alongside your merger agreement. In addition, we also note several references to disclosure schedules – for example Section 3.03 refers to a EBC Disclosure Schedule in Section 7.02(o)(2) which we were unable to locate. Please revise to include these exhibits and schedules. Alternatively, please advise why they are properly excluded.
     Company’s Response
     Pursuant to Item 601(b)(2), we believe any information material to the stockholders’ investment decision which may be contained in the schedules to the merger agreement is disclosed in the Amendment. We have added to the merger agreement a list identifying

U.S. Securities and Exchange Commission
December 1, 2006

the contents of all omitted schedules. Coconut Palm agrees to furnish supplementally a copy of an omitted schedule upon the Staff’s request per Exhibit 10.18.
     184. We note that Section 2.02(c) provides that Sycamore Venture Capital L.P.’s accrued dividend balance will be paid by the issuance of one share of common stock per every $5.13 in accrued dividends while Univision will be paid one share of Series A Convertible Non-Voting Preferred Stock for each $5.13 in accrued dividends. Given the different rights of these two securities – common stock and Series A Convertible Non-Voting Preferred Stock, please explain how the company valued these shares and determined that the consideration to be paid was equal among the two shareholders.
     Company’s Response
     Coconut Palm valued the unpaid and accrued dividends of EBC’s Series A Preferred Stock equally between Sycamore and Univision insofar as each were each entitled to one share of common stock per every $5.13 of the unpaid and accrued dividends, with Sycamore receiving common stock and Univision receiving Series A Convertible Non-Voting Preferred Stock which was convertible into common stock. As the revised disclosure of the total purchase price sets forth, each of Sycamore’s common stock and Univisions’ Series A Convertible Non-Voting Preferred Stock were both valued based upon the same value – the underlying common stock (valued at an assumed market price of $5.81). As parties to the merger agreement, Sycamore and Univision were involved in the negotiation of the form of the purchase price that they are to receive in the merger.
     185. Please revise your Form S-4 to address the requirements of Section 2.05 and explain the reasoning behind it.
     Company’s Response
     The requirement of Section 2.01(d) (Section 2.05 in the initial filing) providing for the Coconut Palm common stock and preferred stock consideration issued to EBC shareholders accounting for approximately 67.52% of the issued and outstanding Coconut Palm common stock as of the effective time of the merger was an indirect result of the total number of shares of capital stock issued by Coconut Palm as part of the purchase price for EBC. As noted in the Amendment, the initial purchase price was determined by matching the purchase price for EBC offered by Courtside Acquisition Corp., another SPAC which also went public at $6.00 per unit. Given the similar size and pricing of Coconut Palm and Courtside, the relative ownership percentages were similar.
     Once the aggregate number of shares of capital stock had been determined in accordance with the exchange ratio, EBC requested that the number of outstanding shares of capital stock, including the shares to be issued to EBC, remain constant as of closing. This was accomplished by the requirement in Section 2.01(d) that the Coconut Palm common stock and preferred stock issued to EBC shareholders at the effective time of the merger account for approximately 67.52% of the issued and outstanding Coconut Palm Common Stock. As also

U.S. Securities and Exchange Commission
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noted in the Amendment, Coconut Palm confirmed the reasonableness of the purchase price through its continued due diligence and the fairness opinion received from Morgan Joseph, in addition to information it had prior to the execution of the merger agreement, including the Holt appraisal.
     186. Section 3.08 refers to shares issuable to Lakeside Group, LLC. Please advise us of the nature of this transaction and revise your Form S-4 to address the issuance of these securities.
     Company’s Response
     We have revised or disclosed as requested on page 146.
     187. Please explain the reference to “institutional shareholders” in Section 6.06 of your agreement. In addition, if this definition is not coterminous with “public shareholders” or other similar reference as used in your Form S-1 and Form S-4 then please revise your disclosure to clarify.
     Company’s Response
     The reference to “institutional shareholders” means public shareholders and the reference to percentages is the percentage of shareholders not selecting dissenters rights.
First Amendment to Agreement and Plan of Merger
     188. Please revise your Form S-4 disclosure to more fully discuss Clause 7 “Amendment of Section 7.02; Conditions to the Obligations of Coconut Palm — EBC Indebtedness.” In this respect, we also note that this provision has also been modified by the Second Amendment to Agreement and Plan of Merger. Please clarify how the clause currently operates and advise us of the nature of these revisions.
     Company’s Response
     Existing disclosure in the Form S-4 addressed the First Amendment and the Second Amendment. We have added disclosure in the discussions concerning purchase price (see cover prospectus, letter to stockholders, and pages 2, 10-11 and 44-45) that the two stations subject to the debt adjustment have been sold and thus no upward adjustment is necessary.
The Coconut Palm Acquisition Corp. 2006 Stock Incentive Plan
     189. In Section 5(c)(iii) we note that your Plan provides that “[a]wards settled in cash shall not count against the total number of shares of Common Stock available to be granted pursuant to the Plan.” Please explain the meaning of this provision in greater detail under your applicable Form S-4 disclosures.

U.S. Securities and Exchange Commission
December 1, 2006

     Company’s Response
     We have expanded the discussion of stock option cash settlements in the Amendment under the description of the stock option plan.
Amended and Restated Certificate of Incorporation of Coconut Palm Acquisition Corp.
     190. Please expand on your Form S-4 disclosures to more fully address the changes to your Certificate of Incorporation. This discussion should include, without limit, Article Fifth, Clauses A and B. and Article Ninth.
     Company’s Response
     Please be advised that the only changes to the Certificate of Incorporation are to change the name of the corporation in Article First, amend the capitalization in Article Fourth, and retain the classified board that was formerly in Article Sixth E, all of which are currently disclosed in the Amendment. There were no changes to Article Fifth except that in the original Certificate of Incorporation, it was Article Seventh instead of Article Fifth. Accordingly, we do not believe that additional disclosure is required.
Series A Convertible Non-Voting Preferred Stock
     191. Please revise your Form S-4 to specifically discuss the conversion rate adjustments contained in Section 3(d).
     Company’s Response
     We have revised our disclosure on page 186 in response to this comment.
Annex E-1
     192. In the Morgan Joseph investment banking opinion letter we note that the bankers assumed that “appropriate additional personnel with applicable experience in the broadcasting industry will be hired by the Company prior to December 31, 2006.” Please advise us how this is relevant to the existing value of the company and what impact it had on the Morgan Joseph analysis. In addition, please ensure that this assumption is addressed in your Form S-4 and clarify whether management has made any progress in hiring these individuals. Finally, please revise your Form S-4 to clarify (1) that the Morgan Joseph opinion was based on your assumption of a lower level of EBC debt; and (2) discuss what impact, if any, this has on their conclusion. Alternatively, please advise us why no revision is necessary.
     Company’s Response
     We have revised the section “Morgan Joseph Fairness Opinion” beginning on page 151 to explain how the hiring of additional personnel by Coconut Palm prior to December 31, 2006 was

U.S. Securities and Exchange Commission
December 1, 2006

relevant to the then current value of Coconut Palm, how it affected Morgan Joseph’s analysis, and whether progress has been made in hiring such personnel. In addition, we have revised the section “Morgan Joseph Fairness Opinion” to clarify the fact that Morgan Joseph’s opinion was based on the assumption by Coconut Palm of a lower level of debt from EBC than we will actually assume and what impact, if any, this has on Morgan Joseph’s analysis and conclusion.
Annex F-1 Employment Agreement
     193. Please revise your Form S-4 disclosure to address Clause 3 of Mr. Morton’s employment agreement which appears to make him the Vice Chairman of the Board following the merger.
     Company’s Response
     We have added disclosure on page 57 to note that when Mr. Morton becomes Vice Chairman, per his employment agreement, it is anticipated that he and Mr. Rochon will both serve as Co-Vice Chairman.
     194. Please revise your Form S-4 to more fully discuss Clause 12(d) to Mr. Morton’s employment agreement. Without limit, please also clarify whether Mr. Morton directly supervises Ms. Withrow and clarify the meaning of (d)(iii) with respect to other existing or potential conflicts of interest – for example, clarify whether all conflicts have been included in the S-4.
     Company’s Response
     Mr. Morton currently directly supervises Ms. Withrow and will likely continue to do so after the merger.
     All actual or potential conflicts of interest as per Section 12(d)(iii) of Larry Morton’s Employment Agreement have been included in the Amendment.
Form 8-K, filed April 14, 2006
     195. The company appears to have filed a Form 8-K containing a slideshow presentation made to investors relating to the solicitation of proxies in connection with its merger. In this presentation you reference Holt Media Group’s valuation but do not reference the valuation performed by Morgan Joseph. Given that the company contracted with Morgan Joseph, please explain why your reference is to Holt Media and not Morgan Joseph.
     Company’s Response
     The slideshow presentation made to investors was for presentations held commencing April 14, 2006. The Holt Media Group, a well respected valuation company specializing in the radio and television industry since 1968, completed its valuation letter on April 12, prior to the

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presentations. Morgan Joseph reviewed the valuation letter from the Holt Media Group and advised Coconut Palm accordingly. However, as set forth in our response to Comment 9 and as now included in the text of the Amendment, the Morgan Joseph fairness opinion was not delivered until May 19, 2006, following the execution of the merger agreement in accordance with the terms of merger agreement.
     196. On page 13 of your presentation you have a “case study” which addresses how the company provides its C.A.S.H. system “to offer outsourced services to non-EBC stations.” However, your case study relates to Retro Television Network which appears to be affiliated with your management. Please advise us of the nature of any affiliation between your management and Retro and, clarify why a discussion of this relationship was not included on your Form 8-K.
     Company’s Response
     As disclosed in page 179 of the Amendment, Larry Morton receives a royalty fee from EBC from revenue received from non-EBC stations that utilize the Retro Television Network (“RTN”) concept. The slideshow presentation filed with the Form 8-K on April 14, 2006 used RTN as the case study because it is the most illustrative example of how the C.A.S.H. system is employed by EBC. While the affiliated nature of Mr. Morton’s royalty fee arrangement with EBC is disclosed in the Amendment and thus allows the stockholders to have this information prior to their decision to vote on the merger, the omission of such royalty fee arrangement from the Form 8-K was not material to the presentation of the C.A.S.H. system and its operation.
     197. The company’s presentation includes a significant discussion of its “growth strategy” including several case studies. We believe that this information is useful to an investor’s understanding of your plans for the future as well as how you have executed in the past. Please revise your Form S-4 to include more of the discussion contained in your Form 8-K.
     Company’s Response
     We have revised our disclosure as requested on pages 108-109.
Form 10-Q for the Quarter Ended June 30, 2006
Warrant Clarification Agreement, Exhibit 4.6
     198. Please revise Section 3.3.2 of your warrant agreement to clarify that the warrants may expire worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current.
     Company’s Response
     As the Warrant Clarification Agreement clarifies that the warrants may expire worthless if there is no effective registration statement and if there is no effective registration statement, there can not be a current prospectus, we believe the existing Warrant Clarification Agreement already addresses the Staff’s concern, and thus there is no need to further amend the Warrant Agreement.

U.S. Securities and Exchange Commission
December 1, 2006

Other Regulatory
     199. Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.
     Company’s Response
     We have included current consents and have updated the financial statements in accordance with Rule 3-12 of Regulation S-X.
     We look forward to hearing back from you regarding Amendment No. 1 to the Registration Statement. If you have any questions, please feel free to give me a call at (305) 374-5600 or Scot O’Brien at (202) 393-5959.

Sincerely, /s/ Stephen Roddenberry Stephen Roddenberry, Esq.

cc.	Richard C. Rochon Chairman and Chief Executive Officer Coconut Palm Acquisition Corp.